SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

MOLEX INCORPORATED

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

608554101

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn:  Raffaele G. Fazio

(316) 828-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

(Continued on following pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Koch Industries, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,984,027 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,984,027 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)

14.	Type of Reporting Person CO

(1)

Pursuant to the Voting Agreements described in Item 4, Koch Industries, Inc. may be deemed to have beneficial ownership of 30,895,875 shares of Common Stock, par value $0.05 per share (“Molex Common Stock”), and 88,152 shares of Class B Common Stock, par value $0.05 per share (“Molex Class B Common Stock”), of Molex Incorporated. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Industries, Inc. that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

Based on 95,560,076 shares of Molex Common Stock outstanding on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 plus 88,152 shares of Molex Class B Common Stock, which are convertible, on a one for one basis, into Molex Common Stock at any time at the option of the holder of the Molex Class B Common Stock.

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1.	Names of Reporting Persons Koch Connectors, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,984,027 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,984,027 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)

14.	Type of Reporting Person CO

(1)

Pursuant to the Voting Agreements described in Item 4, Koch Connectors, Inc. may be deemed to have beneficial ownership of 30,895,875 shares of Molex Common Stock and 88,152 shares of Molex Class B Common Stock. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Connectors, Inc. that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)

Based on 95,560,076 shares of Molex Common Stock outstanding on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 plus 88,152 shares of Molex Class B Common Stock, which are convertible, on a one for one basis, into Molex Common Stock at any time at the option of the holder of the Molex Class B Common Stock.

CUSIP No. 608554101	13D

Item 1.   Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.05 per share (“Molex Common Stock”), and Class B Common Stock, par value $0.05 per share (“Molex Class B Common Stock”) of Molex Incorporated, a Delaware corporation (“Molex”).  The principal executive offices of Molex are located at 2222 Wellington Court, Lisle, Illinois 60532.

Item 2.   Identity and Background

(a)-(c)  This Schedule 13D is being filed jointly by the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”:

(i)  Koch Industries, Inc., a Kansas corporation (“Koch”).  Koch is a privately-held company that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; minerals; commodity trading and services; ranching; glass; and investments.

(ii)  Koch Connectors, Inc., a Delaware corporation (“Merger Sub”), is an indirect wholly-owned subsidiary of Koch.  Merger Sub was formed on August 30, 2013, solely for the purpose of affecting the Merger and has not engaged in any business except for activity incident to its formation and in connection with the Merger Agreement (as defined below).

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220.  Set forth on Schedule A is the name and present principal occupation or employment of each of the directors and executive officers of each Reporting Person as of the date hereof.  The business address for each of the directors and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e)  During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)  All of the directors and executive officers listed on Schedule A are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

As described in Item 4 below, the shares of Molex Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons.  In connection with the execution of that certain Agreement and Plan of Merger, dated September 9, 2013 (the “Merger Agreement”), by and among Koch, Merger Sub and Molex, Koch, Merger Sub and each Supporting Stockholder (as defined in Item 4 below), the beneficial owners of approximately 32.3% of the outstanding shares of Molex Common Stock and approximately 93.5% of the outstanding shares of Molex Class B Common Stock, entered into separate Voting Agreements (as defined in Item 4 below) for the benefit of Koch and Merger Sub in connection with the transactions contemplated by the Merger Agreement.

With respect to the transactions contemplated by the Merger Agreement, the Reporting Persons estimate that the amount of funds necessary to complete the transaction is approximately $7.2 billion, which includes the funds necessary to acquire all outstanding Molex Common Stock, Molex Class A Common Stock (as defined below) and Molex Class B Common Stock, and cancel all stock options and restricted stock awards of Molex plus transaction expenses.  Merger Sub will obtain the funds for the purchase of the stock and options in the transaction and transaction expenses from Koch. Koch plans to obtain the funds to be provided to Merger Sub

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from Koch’s cash on hand.  Koch may also determine to obtain funds from third party debt financing sources.

Item 4.   Purpose of Transaction

(a)-(b)

On September 9, 2013, Molex entered into the Merger Agreement with Koch and Merger Sub providing for the merger of Merger Sub with and into Molex (the “Merger”), with Molex surviving the Merger as an indirect, wholly-owned subsidiary of Koch.

At the effective time of the Merger (the “Effective Time”), each share of Molex Common Stock, Molex Class B Common Stock, and Molex’s Class A common stock, par value $0.05 per share (“Molex Class A Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive $38.50 in cash, plus a cash purchase price adjustment equal to (i) $0.24 multiplied by (ii) the quotient of the total number of days elapsed between the first day of the fiscal quarter in which the Effective Time occurs and the closing date, and the total number of days in such fiscal quarter (provided that Molex has not already declared or paid its regular quarterly cash dividend for such quarter) (collectively, the “Per Share Merger Consideration”).  Molex stock options and restricted stock units will become fully vested and be cancelled upon completion of the Merger in exchange for the Per Share Merger Consideration or, in the case of stock options, the excess, if any, of the Per Share Merger Consideration over the exercise price of the option.

Consummation of the Merger is subject to customary closing conditions, including, without limitation: (i) the approval by the holders of at least a majority of the outstanding shares of Molex Common Stock, voting as a class, and at least a majority of the outstanding shares of Molex Class B Common Stock, voting as a class (the “Requisite Company Vote”), (ii) the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of antitrust clearances in China, the European Union, Israel, Japan, Mexico, South Korea, Turkey and Ukraine (the conditions described in (ii) and (iii), collectively, the “Antitrust Consents”) and (iv) the absence of any law, injunction, judgment, ruling or pending governmental action that prohibits, restrains or makes illegal the consummation of the Merger.  Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including without limitation: (i) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality and other qualifiers) and (ii) the other party’s performance of its obligations under the Merger Agreement in all material respects.  In addition, the obligation of Koch and Merger Sub to consummate the Merger is subject to the absence, since the date of the Merger Agreement, of any event, change, effect, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Molex.  Either party may also terminate the Merger Agreement if the Merger is not completed on or before February 28, 2014, subject to extension by either party for an additional 12 months if the Antitrust Consents have not yet been obtained and all other conditions to the Merger (other than the conditions that by their terms are to be satisfied at the closing) are satisfied.  The consummation of the Merger is not subject to any financing condition.

Molex has made customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants that: (i) Molex will conduct its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) Molex will not engage in certain kinds of transactions during such period without the consent of Koch and (iii) Molex will include a proposal to approve the Merger at its 2013 annual meeting of stockholders.

The Merger Agreement contains a customary “no-shop” provision that prohibits Molex from soliciting alternative acquisition proposals from third parties and providing information to, and participating in discussions and engaging in negotiations with, third parties regarding alternative acquisition proposals, subject to the fulfillment of certain fiduciary requirements of Molex’s board of directors (the “Molex Board”).  In certain circumstances, the Molex Board has the right to change its recommendation in

CUSIP No. 608554101	13D

support of a “superior proposal,” but Molex will, per Koch’s request, submit the Merger Agreement to a vote of Molex’s stockholders for the purpose of obtaining the Requisite Company Vote.

The Merger Agreement contains certain termination rights for Molex and Koch.  In connection with the termination of the Merger Agreement under specified circumstances, Molex may be required to pay Koch a termination fee of $232 million (including in the event Koch terminates the Merger Agreement as a result of a Change of Recommendation by the Molex Board or Molex breaches in any material respect its nonsolicitation or related obligations under the Merger Agreement).  Such termination fee may also be payable by Molex where the Merger Agreement is terminated as a result of a failure to obtain the Requisite Company Vote after Molex receives an alternative acquisition proposal, followed within nine months by Molex approving or entering into a definitive agreement with respect to that alternative acquisition proposal, except that the termination fee payable under such circumstances would be reduced by the amount of any expenses previously reimbursed by Molex to Koch as described below.  Molex would be required to reimburse Koch up to $15 million in expenses if the Merger Agreement is terminated (i) by Koch due to Molex’s breach any of its covenants or agreements under the Merger Agreement or (ii) by either party if the stockholders of Molex fail to approve the Merger Agreement at the annual meeting and Molex has received, or any person has publicly announced an intention to make, an unsolicited alternative acquisition proposal.

The Merger Agreement has been approved by the Molex Board, and the Molex Board has determined that the Merger is fair to, and in the best interests of, Molex’s stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that stockholders of Molex adopt the Merger Agreement and the Merger.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.  The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters of fact.

Concurrently with the execution of the Merger Agreement, each of Frederick A. Krehbiel and John H. Krehbiel, Jr., the two Co-Chairmen of the Molex Board, Fred. L. Krehbiel, a member of the Molex Board, Martin P. Slark, Molex’s Vice Chairman, Executive Vice President and Chief Executive Officer and a member of the Molex Board, Liam G. McCarthy, Molex’s Executive Vice President and Chief Operating Officer, David D. Johnson, Molex’s Executive Vice President, Treasurer and Chief Financial Officer, and certain entities through which those persons hold certain shares of stock in Molex (collectively, the “Supporting Stockholders” and each a “Supporting Stockholder”) entered into substantially similar Voting and Support Agreements (the “Voting Agreements”) with Koch and Merger Sub pursuant to which each Supporting Stockholder has agreed to vote its shares of Molex Common Stock and Molex Class B Common Stock, representing in aggregate 32.3% and 93.5% of the voting power of Molex Common Stock and Molex Class B Common Stock, respectively, in favor of the adoption of the Merger Agreement, the Merger and related matters and granted Koch an irrevocable proxy in respect thereof.

Subject to certain exceptions, each Supporting Stockholder also agreed to vote against any acquisition proposal, merger, combination, sale of substantial assets, or reorganization, other than the Merger, and against any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation, warranty or any other obligation or agreement of Molex under the Merger Agreement or in a failure to satisfy conditions to the Merger or in a change in the capitalization of Molex.

In addition and subject to certain exceptions, each Supporting Stockholder has agreed not to initiate, solicit, knowingly facilitate or encourage or engage in any discussions with any other person regarding an alternative acquisition proposal, not to approve, endorse, recommend or enter into any alternative acquisition agreement, and not to furnish any non-public information relating to Molex with knowledge that the receiving party is seeking to or may make an acquisition proposal.  Each Supporting Stockholder

CUSIP No. 608554101	13D

has also agreed to certain restrictions on dispositions of shares of Molex Common Stock and Molex Class B Common Stock covered by the applicable Voting Agreement.  The Voting Agreements will terminate upon the earlier of (i) the Effective Time of the Merger, (ii) the termination of the Merger Agreement and (iii) the mutual written consent of the Supporting Stockholders and Koch.

The form of the Voting Agreement, similar to the Voting Agreements executed by each Supporting Stockholder, is attached hereto as Exhibit 2 and incorporated herein by reference.  The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements.

(c)  Not applicable.

(d)  Upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger will become the directors of Molex as the surviving corporation in the Merger, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Molex’s certificate of incorporation and bylaws.  In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. will retire from Molex immediately following the Merger.

(e)  Under the terms of the Merger Agreement, Molex may not, without Koch’s prior written consent, among other things: (i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any shares of its capital stock or other equity interests (except for regular quarterly cash dividends paid by Molex in the ordinary course of business consistent with past practice in an amount not to exceed, with respect to each quarter, $0.24 per share); (ii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction, directly or indirectly, with respect to any shares of its capital stock or other equity interests or issue or authorize or propose the issuance of any other equity interests in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests; or (iii) enter into any agreement with respect to the voting of any shares of its capital stock or other equity interests; in each case, except under limited circumstances as set forth in the Merger Agreement.

(f)  Upon the consummation of the Merger, Molex, as the surviving corporation in the Merger, will become an indirect, wholly-owned subsidiary of Koch.

(g)  The Merger Agreement contains provisions that limit the ability of Molex to engage in a transaction that would entail a change of control of Molex (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h)-(i)  Upon consummation of the Merger, or as soon as practicable thereafter, the Molex Common Stock and Molex Class A Common Stock will be delisted from the NASDAQ Global Select Market and the London Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)  Not applicable.

Except as otherwise contemplated by the Merger Agreement, the Voting Agreements or as otherwise set forth in this Item 4, neither Reporting Person, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has any present plans or proposals that relate to or that would result in or relate to any of the actions or matters listed in Items 4(a)-(j) of this Schedule 13D (although each Reporting Person reserves the right to develop such plans or proposals).  Before the Effective Time, it is expected that representatives of each Reporting Person and Molex will engage in discussions to facilitate the acquisition and integration of Molex.  Although the Reporting Persons do not anticipate that such discussions will address any of the matters set forth in Item 4 of this Schedule 13D, each Reporting Person reserves the right to participate in such discussions or any other plans or proposals

CUSIP No. 608554101	13D

prior to closing.

Item 5.   Interest in Securities of the Issuer

(a) and (b)  For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each Reporting Person may be deemed to be a beneficial owner of an aggregate of 30,895,875 shares of Molex Common Stock and 88,152 shares of Molex Class B Common Stock in connection with the Voting Agreements.  Pursuant to the rights afforded to it under the Voting Agreements, Koch may be deemed to have shared power to vote up to an aggregate of 30,895,875 shares of Molex Common Stock and 88,152 shares of Molex Class B Common Stock in favor of approval of the Merger Agreement.  Furthermore, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Exchange Act.  Accordingly, for the purpose of Rule 13d-3 promulgated under the Exchange Act, each Reporting Person may be deemed to be the beneficial owner of an aggregate of 30,895,875 shares of Molex Common Stock and 88,152 shares of Molex Class B Common Stock.  Based on the number of outstanding shares of Molex Common Stock and Molex Class B Common Stock on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, each Reporting Person may be deemed to own approximately 32.3% of the issued and outstanding shares of Molex Common Stock and 93.5% of Molex Class B Common Stock.  In addition, any shares of Molex Common Stock and Molex Class B Common Stock acquired by any Supporting Stockholder after September 9, 2013 will also be subject to the terms of the Voting Agreements.  Each Reporting Person expressly disclaims beneficial ownership of all of the shares of Molex Common Stock and Molex Class B Common Stock subject to the Voting Agreements.  None of the persons listed on Schedule A hereto is the beneficial owner of any shares of Molex Common Stock or Molex Class B Common Stock.

(c)  Except as described in Item 4 and Item 5 hereof, no transactions in the Molex Common Stock or Molex Class B Common Stock were affected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, during the past 60 days.

(d)  The Reporting Persons do not have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Molex Common Stock or Molex Class B Common Stock subject to the Voting Agreements.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or, to the knowledge of the Reporting Persons, listed on Schedule A hereto, and between such persons and any person with respect to any securities of Molex, including but not limited to transfer or voting of any of the securities of Molex, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of Molex.

CUSIP No. 608554101	13D

Item 7.   Material to be Filed as Exhibits

Exhibit Number	Description

1

Agreement and Plan of Merger dated as of September 9, 2013, by and among Molex Incorporated, Koch Industries, Inc., and Koch Connectors, Inc. (Filed as Exhibit 2.1 to Molex’s Current Report on Form 8-K, dated September 9, 2013, and incorporated herein by reference))

2

Form of Voting and Support Agreement dated as of September 9, 2013, by and among each Supporting Stockholder, Koch Industries, Inc., and Koch Connectors, Inc. (Filed as Exhibit 99.1 to Molex’s Current Report on Form 8-K, dated September 9, 2013, and incorporated herein by reference))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 19, 2013

KOCH INDUSTRIES, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Executive Vice President and Chief Financial Officer

KOCH CONNECTORS, INC.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

[Signature Page to Schedule 13D]

CUSIP No. 608554101	13D

Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons.

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President—Pension Management
Feilmeier, Steven J.	Executive Vice President, Chief Financial Officer and Director
Fink, Richard H.	Executive Vice President—Public Sector and Director
Gentry, Jeffrey N.	Director
Gibbens, Dale W.	Vice President—Human Resources
Hannan, James B.	Director
Holden, Mark V.	Senior Vice President, General Counsel & Secretary
Humphrey, Mark E.	Senior Vice President—Tax
Koch, Charles G.	Chairman of the Board, Chief Executive Officer and Director
Koch, C. Chase	Director
Koch, David H.	Executive Vice President—Chemical Technology and Director
Mahoney, James L.	Executive Vice President—Operations and Compliance and Director
Marshall, Elaine T.	Director
Mawer, Stephen P.	Senior Vice President—Supply & Trading
Moeller, Joseph W.	Vice Chairman and Director
Packebush, Steven L.	Vice President—Nitrogen
Pittenger, John C.	Senior Vice President—Corporate Strategy
Razook, Bradley J.	Director
Robertson, David L.	President, Chief Operating Officer and Director
Tatum, Steven E.	Vice President—Minerals

Directors and Executive Officers of Koch Connectors, Inc.

Name	Position
Fazio, Raffaele G.	Vice President, Secretary and Director
Feilmeier, Steven J.	Director
Flamini, Matthew	President and Director
de Jong, Jonathan	Treasurer
Voncannon, Jay L.	Vice President